82-2636

CROSS LAKE MINERALS LTD.

TSX: CRN

RECEIVED

2004 APR 23 A 10:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date:

Fax: 202-942-9624

To: Securities & Exchange Commission

Pages:

Attention:

From: Gordon Keevil

Re: News Releases

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached.

04024529

PROCESSED

APR 26 2004

THOMSON FINANCIAL

dw 4/26

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

April 22, 2004

12(g) No. 82-2636
Symbol CRN-T

EXPLORATION OPTION AGREEMENT - RUDDOCK CREEK PROPERTY

Vancouver, British Columbia – Cross Lake Minerals Ltd. ("the Company" or "Cross Lake") is pleased to announce that it has entered into an option agreement with Doublestar Resources Ltd. ("Doublestar") to acquire up to a 70% interest in the Ruddock Creek Property, which is located 100 km north of Revelstoke in the Kamloops and Revelstoke Mining Divisions. The Property consists of 61 claims totaling 74 units, covering an area of 1,850 hectares. Falconbridge located and explored the Ruddock Creek Property from 1960 to 1975 when a joint venture was formed with Cominco to continue exploration. Exploration programs to date include 9,317 metres of diamond drilling, aeromagnetic surveys, structural studies and limited surface and borehole geophysical surveys. The mineralization is a "Broken-Hill type" zinc-lead-silver sedimentary exhalative consisting of sphalerite, pyrrhotite, galena, pyrite and chalcopyrite hosted within siliceous calc-silicate and quartzite.

There are nine areas of mineralization identified on the Property to date, including the E, F, G, M, T, U, V, R and Q Zones. The E Zone has been the main focus of exploration. The E Zone, a westerly plunging isoclinal antiform, has been delineated by 34 drill holes for a length of approximately 200 metres. The mineralization is offset to the west by a shallow, westerly dipping normal fault that displaces the western section lower by approximately 300 metres. This faulted extension of the E Zone is interpreted to be confirmed by the 1975 drill hole C-75-1 that intersected 7.68% zinc and 1.53% lead over 18.9 feet. Borehole EM surveying of C-57-1 completed in 1982 confirmed a flat conductive sheet that indicates that the intersected mineralization should extend beyond this discovery hole.

Examples the E Zone mineralization in two drill holes (E8 and E34) that pierced both limbs of the antiform and two holes (E21 and E34) that intersected the keel of the antiform, where the mineralization is thicker due to remobilization and deposition during metamorphism, are tabulated below:

Drill Hole	From (feet)	To (feet)	Interval (feet)	Zinc (%)	Lead (%)
E8	0.4	18.5	18.1	12.90	2.42
and	49.3	62.0	12.7	13.65	1.81
E34	211.1	254.6	43.5	12.06	3.26
and	275.7	284.2	8.5	12.33	2.30
E21	182.0	287.6	105.6	12.53	2.66
E24	275.0	356.8	81.8	10.69	2.29

A preliminary mineral resource estimate based on 5,781 metres of diamond drilling by Falconbridge Limited, and 3,162 metres by Cominco suggested that an inferred resource of 1.5 million tonnes grading approximately 8.4% zinc and 1.6% lead is indicated within the drilled area of the E Zone and that a further resource of 1.2 million tonnes could be inferred to the E Zone fault. (Doublestar Resources Ltd. Annual Information Form, May 13, 2003) The resource calculations were completed before the implementation of National Instrument 43-101 and the CIM Guidelines for ore definitions and, therefore, do not meet current regulatory requirements. Until the Company has completed an independent reserve and resource calculation, which will conform with the regulatory requirements as outlined in NI 43-101, all categories should be considered a mineral resource.

…./Cont'd

The Company is planning an exploration program including diamond drilling of the E Zone and geophysical surveys, including borehole, to expand on the E Zone mineralization on both sides of the fault. The other eight zones of known mineralization will also be evaluated during the upcoming exploration program.

The Ruddock Creek Property is a strategic acquisition by the Company, which already has three excellent exploration properties, the LJ, Kneb and Ghost Properties in this region. All three of these Properties, which are also zinc-lead-silver prospects, also contain defined zones of mineralization and or advanced drilling targets and will be the subject of further exploration in 2004. Under the terms of the letter agreement with Doublestar, the Company must spend up to $3 million and issue up to 900,000 shares over 4 years to earn a 60% interest and has the option to increase its interest to 70% by spending the next $1.75 million. Upon completion of the agreement the Company must make an initial cash payment of $10,000 and issue to Doublestar 150,000 shares. The option is subject to completion of a formal agreement and requisite regulatory approvals.

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information, please contact:
Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

-or-

Tangent Management Corp.
Investor Relations
Tel: (604) 642-0115

CROSS LAKE MINERALS LTD.

TSX: CRN

RECEIVED

2004 APR 23 A 10: 47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date:		**Fax:**	202-942-9624
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached.

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

April 15, 2004

12(g) No. 82-2636
Symbol CRN-T

Acquisition of QR Mine Completed

Vancouver, British Columbia – **Cross Lake Minerals Ltd.** ("the Company" or "Cross Lake") is pleased to announce that the acquisition of a 100% interest in the QR Mine ("the Property") from Kinross Gold Corporation ("Kinross") was closed on April 8, 2004. By accepting the transfer of the QR Mining Lease and related documentation from the Government of British Columbia, the Company completed this acquisition under the terms of an agreement with Kinross dated July 2002 as amended as of October 2003. The QR Mine Property is located approximately 60 kilometers southeast of Quesnel, British Columbia. Kinross operated the Mine from 1995 until 1998 when it was placed on care and maintenance due to low gold prices. The QR Mill, which is rated at 800 tonnes per day, and all related facilities have been maintained throughout and independent inspections have confirmed that they remain fully equipped and in excellent condition. The permits related to the operation of the Mill and tailings facility also remain in place. It is therefore expected that once the Company has made the election, Mill operations could commence in a relatively short time and with a minimum of capital.

Currently the Company is conducting a diamond drilling program on the Property designed specifically to increase the current resource. Drilling will focus on the Midwest Zone, which was developed for underground mining by Kinross, and the North Zone. The North zone is the largest zone on the property and as such has the potential to contain mineralization that would extend mine operations in the future. The current resource outlined on the Property is 903,510 tonnes with a weighted average grade of 3.1 g/t gold. The majority of this resource is partially developed and can mainly be exploited by open pit mining methods. This resource will increase as a result of the successful drilling in the fall of 2003 and should increase further when the current drilling is completed.

The Company wishes to express its appreciation for the assistance and cooperation it has received from the Ministry of Mines of the Government of British Columbia and Kinross Gold Corporation. The QR Mill is an important asset for both the company and the Province of British Columbia as it is strategically located in the center of a region that historically and currently host a number of important mines and mineral deposits.

By completing the acquisition of the QR Mine Property the Company has made a significant step towards recommencing mine operations. The value of the Mill and surface facilities, the current operating permits and the already defined resource all add up to a very valuable asset that the Company plans to use to become a successful operating company while continuing with strategic exploration in both precious and base metals.

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information, please contact:

Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

-or-

Tangent Management Corp.
Investor Relations
Tel: (604) 642-0115

TOTAL P.02